EXHIBIT (d)

Securities of the Registrant Outstanding

as of June 30, 2019.

The following table shows at June 30, 2019 the amount of contract maturities of the Corporation’s outstanding indebtedness maturing over the next five years and for subsequent years. The face value of maturing paper is used in the maturity structure. Accordingly, comparisons with the market value of debt disclosed under the heading “Guaranteed Debt On-lent by Queensland Treasury Corporation” in Exhibit (e) are irrelevant.

Outstanding Indebtedness of QTC (Face Value)

Maturity Analysis

	0-3 months	3-12 months	1-5 years	Over 5 years	Total
	(in A$ millions)
Offshore Debt(1)	306	57	—	1,010	1,373
Domestic Debt(2)(3)	4,167	9,258	29,888	45,271	88,584

Total	4,473	9,315	29,888	46,281	89,957

(1)

These totals have been translated into Australian dollars at a rate of exchange applicable at the balance date and do not include the net effect of currency swaps and forward currency contracts. They include US$255 million outstanding under the Corporation’s United States and European Commercial Paper Facilities as at June 30, 2019 (2018: US$863 million) and US$708 million outstanding under the Corporation’s United States and European Euro Medium-Term Note Facilities as at June 30, 2019 (2018: US$713 million).

(2)	Maturities are included at face value.
(3)

These totals include A$5,020 million outstanding under the Corporation’s Australian dollar Treasury note facility as at June 30, 2019 (2018: A$4,255 million) and A$314 million outstanding of Australian dollar denominated indebtedness under the Corporation’s European Commercial Paper Facilities as at June 30, 2019 (2018: A$10 million).

Other Guaranteed Debt and Contingent Liabilities

Under the provisions of the Statutory Bodies Financial Arrangements Act 1982 (as amended by the Statutory Bodies Financial Arrangements Amendment Act 1996 and the Statutory Bodies Financial Arrangements Amendment Regulations), financial arrangements entered into by a statutory body may be guaranteed by the Treasurer on behalf of the Government of Queensland. That legislation also preserves similar guarantees given under legislation that it replaced. In addition, the Economic Development Act 2012 preserves guarantees of borrowings of other bodies made under the Statutory Bodies Financial Arrangements Act 1982. Guarantees are also given in respect of borrowings made by Co-operative Housing Societies which on-lend funds for home purchase.

The Queensland Government also guarantees all insurance policies issued prior to December 1, 1996 by the Suncorp Insurance and Finance Corporation (“Suncorp”). Suncorp, together with Suncorp Building Society and Queensland Industry Development Corporation merged with Metway Bank Limited with effect from December 1, 1996. In February 2019, Suncorp sold its life insurance business to TAL Dai-ichi Life Australia Pty Ltd, however, the existing guarantees have transferred with the sale. Pursuant to the provisions of the State Financial Institutions and Metway Merger Facilitation Act 1996, policies or contracts of insurance or indemnity issued by Suncorp prior to December 1, 1996 will continue to be guaranteed by the Queensland Government.

(d)-1

Exchange Rate of the Australian Dollar

Exchange rates for the major currencies in which debt of Queensland Treasury Corporation and Queensland is denominated, expressed as an Australian dollar against the foreign currency equivalent, are shown in the table below:

Currency Year average	2013-14	2014-15	2015-16	2016-17	2017-18	2018-19
US Dollar	0.9184	0.8372	0.7285	0.7542	0.7754	0.7015
Japanese Yen	92.79	95.54	85.01	82.27	85.56	75.54
Swiss Franc	0.8307	0.7892	0.7135	0.7476	0.7526	0.6840
Pounds Sterling	0.5653	0.5305	0.4917	0.5949	0.5760	0.5535
Euro	0.6771	0.6961	0.6564	0.6919	0.6499	0.6167
NZ Dollar	1.1065	1.0757	1.0907	1.0587	1.0853	1.0459

Source: Thomson Reuters.

(d)-2